STELMAR SHIPPING LTD.
                                  STATUS CENTER
                                 2A AREOS STREET
                              VOULIAGMENI GR 16671
                                 ATHENS, GREECE

                             ----------------------

                       SUPPLEMENT NO. 1 TO PROXY STATEMENT
                                       FOR
                         ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 15, 2003
                             ----------------------


     The Proxy Statement of Stelmar Shipping Ltd. (the "Company") dated March 21, 2003 (the "Proxy Statement"), for the Company's Annual Meeting of Shareholders to be held on April 15, 2003, is hereby supplemented by deleting the following paragraph which was inadvertently included on Page 1 of the Proxy Statement - "Voting Rights And Outstanding Shares":

     "Stelphi Holding Ltd., which holds 1,704,015, or 9.87%, of the Common Shares; Stelchi Holding Ltd., which holds 1,075,000, or 6.23%, of the Common Shares; and Stelshi Holding Ltd., which holds 1,936,595, or 11.22%, of the Common Shares, have each advised the Company that they intend to vote in favor of each of the proposals described in this Proxy Statement."

     This statement was inadvertently repeated from last year's proxy statement.

     The Proxy Statement is otherwise unchanged.




                                         Olga Lambrianidou
                                         Secretary


March 31, 2003
Athens, Greece


02509.0004 #395326

                                         March 21, 2003


                             TO THE SHAREHOLDERS OF
                              STELMAR SHIPPING LTD.


     Enclosed is a Notice of an Annual Meeting of Shareholders ("Notice") of Stelmar Shipping Ltd. (the "Company") which will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York on April 15, 2003 at 10:30 a.m. (Eastern Daylight Time).

     At this Annual Meeting (the "Meeting"), shareholders of the Company will consider and vote upon a proposal (i) to elect a total of three Directors to serve until the 2006 Annual Meeting of the Shareholders; and (ii) to ratify and approve the appointment of Ernst & Young as the Company's independent auditors for the fiscal year ending December 31, 2003.

     You are cordially invited to attend the Meeting in person. Whether or not you plan to attend the Meeting, please sign, date and return as soon as possible the enclosed proxy in the enclosed stamped, self-addressed envelope. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

     IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSSALS LISTED IN THE PROXY STATEMENT.


                                         Very truly yours,


                                         Peter Goodfellow
                                         Chief Executive Officer



--------------------------------------------------------------------------------
     Status Center, 2A Areos Street, Vouliagmeni, GR, 16671, Athens, Greece:
                           Tel: (011) (30210) 891 7200
                      e-mail: management@athens.stelmar.com

                              STELMAR SHIPPING LTD.
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                 APRIL 15, 2003



     NOTICE IS HEREBY given that the Annual Meeting of the shareholders of Stelmar Shipping Ltd. (the "Company") will be held on April 15, 2003, at 10:30 a.m., Eastern Daylight Time, at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

     1. To elect a total of 3 directors to serve as a class until the 2006 Annual Meeting of the shareholders;

     2. To ratify and approve the appointment of Ernst & Young as the Company's independent auditors for the fiscal year ending December 31, 2003; and

     3. To transact other such business as may properly come before the meeting or any adjournment thereof.

     The Board of Directors has fixed the close of business on March 14, 2003, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

     IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED ABOVE.

     In the event you decide to attend the meeting, you may revoke your proxy and vote in person.


                                    BY ORDER OF THE BOARD OF DIRECTORS

                                    Olga Lambrianidou
                                    Secretary

March 21, 2003
Athens, Greece

                              STELMAR SHIPPING LTD.
                                  STATUS CENTER
                                 2A AREOS STREET
                              VOULIAGMENI GR 16671
                                 ATHENS, GREECE

                             ----------------------

                                 PROXY STATEMENT
                                       FOR
                         ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 15, 2003
                              ---------------------


                 INFORMATION CONCERNING SOLICITATION AND VOTING


GENERAL

     The enclosed proxy is solicited on behalf of the Board of Directors (the "Board" or the "Directors") of Stelmar Shipping Ltd., a Liberian corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York, on April 15, 2003, at 10:30 a.m. Eastern Daylight Time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about March 21, 2003, to shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

     The outstanding securities of the Company on March 14, 2003 (the "Record Date"), consisted of 17,265,372 shares of common stock, par value $0.02 (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted for the proposals set forth on the Notice of Annual Meeting of Shareholders.

     Stelphi Holding Ltd., which holds 1,704,015, or 9.87%, of the Common Shares; Stelchi Holding Ltd., which holds 1,075,000, or 6.23%, of the Common Shares; and Stelshi Holding Ltd., which holds 1,936,595, or 11.22%, of the Common Shares, have each advised the Company that they intend to vote in favor of each of the proposals described in this Proxy Statement.

     The Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "SJH."

REVOCABILITY OF PROXIES

     A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, Status Center, 2A Areos Street, Vouliagmeni, GR, 16671, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

                                  PROPOSAL ONE

                              ELECTION OF DIRECTORS

     The Company currently has seven directors. As provided in the Company's By-Laws, the Board of Directors is divided into three classes, which shall be as nearly equal as possible. The term of office of each Director elected by the shareholders at the 2002 Annual Meeting of the shareholders is as follows: that of the first class shall expire at the 2005 Annual Meeting, the second class at the 2003 Annual Meeting, and the third class at the 2004 Annual Meeting. At each Annual Meeting after such initial term, Directors to replace those whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting. Each Director shall serve his respective term of office until his successor is elected or appointed or until his earlier resignation or removal.

     The second class of Directors, whose terms expire at the 2003 Annual Meeting, currently consists of Thomas N. Amonett, Terence Coghlin and Roger Haynes. Karl Meyer, formerly a Class I Director, resigned on November 11, 2002. Bruce Ogilvy, formerly a Class III Director, retired on October 22, 2002.

     Accordingly, the Board of Directors has nominated Messrs. Amonett, Coghlin and Haynes for election as members of the second class of Directors of the Company whose terms, as a class, would expire at the 2006 Annual Meeting.

     Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

Nominees For Election To The Company's Board Of Directors

     Information concerning the nominees for Directors of the Company is set forth below:

      Name                              Age    Position
      ----                              ---    --------

      Thomas N. Amonett                 59     Director
      Terence Coghlin                   61     Director
      Roger Haynes                      66     Director

     Thomas N. Amonett has been a Director since March 2001. His directorship expires in 2003 and he is currently up for re-election at the 2003 Annual Meeting. Mr. Amonett has been president of Champion Technologies, Inc., an international provider of specialty chemicals and related services to the oilfield production industry, since 1999. From 1997 to1999, Mr. Amonett was President and Chief Executive Officer of American Residential Services Inc., a provider of air-conditioning, plumbing and electrical services to residential and commercial customers, and from 1996 to 1997 was interim President and Chief Executive Officer of Weatherford Enterra Inc., a diversified provider of energy services to the oil and gas exploration, production and transportation industries. Mr. Amonett is a director of PetroCorp Incorporated, a company engaged in the exploration and production of oil and natural gas primarily in the United States, and Reunion Industries, Inc., which owns and operates a diverse group of manufacturing companies. His business address is 3355 W. Alabama, Suite 400, Houston, Texas, 77098.

     Terence Coghlin has been a Director since October 2001. His directorship expires in 2003 and he is currently up for re-election at the 2003 Annual Meeting. Mr. Coghlin, having qualified as an English barrister, spent over 35 years advising shipowners throughout the world on legal and liability insurance matters. In 1991 he became Chairman of Thomas Miller and, for a three-year spell, Chairman of the International Group of P&I Clubs. Since retirement from the City in 2001 he has become a maritime arbitrator and prepared the fifth edition of the book on time charterparty law of which he is a founding co-author. He is an associate of Southampton University's Institute of Maritime Law, a member of the editorial board of Lloyd's Maritime & Commercial Law Quarterly and a series editor of Lloyd's Shipping Law Library. His business address is Ockley Manor, Keymer, Sussex, England.

     Roger Haynes has been a Director since September 1998. His directorship expires in 2003 and he is currently up for re-election at the 2003 Annual Meeting. Mr. Haynes is an independent shipping consultant with over 23 years of experience in the shipping finance area. He was previously a Senior Manager of Midland Bank plc. Mr. Haynes also acts as a consultant to Hamburgische Landesbank-Gironzentrale, one of our lenders. His business address is c/o Hamburgische Landesbank, Moorgate Hall, 155 Moorgate, London EC2M 6UJ, England.

     Audit Committee. The NYSE currently has a rule requiring U.S. domestic companies to establish audit committees consisting of three independent directors. This rule does not apply to the Company, which is a "foreign private issuer". However, the Company voluntarily submits to the audit committee rule. Accordingly, the Company's Board of Directors has established an Audit Committee, consisting of three independent directors. With the resignation of Mr. Meyer, the Audit Committee currently consists of Messrs. Roger Haynes and Thomas N. Amonett. Mr. Amonett is currently acting chairman of the Audit Committee. The Company is actively seeking to add at least one additional independent director to the Board of Directors, and also to fill the vacancy on the Audit Committee.

     Executive Committee. The Company's Board of Directors has established an Executive Committee to manage certain day-to-day business activities and ordinary course financings, consisting of three directors. The members of the Executive Committee are Messrs. Nicholas Hartley, Peter R. Goodfellow and Stamatis Molaris.

     Remuneration Committee. The Company's Board of Directors has established a Remuneration Committee to provide assistance to the Board of Directors in fulfilling their responsibility for ensuring that remuneration and benefit packages offered to the executive officers and other employees of the Company are consistent with the Company's remuneration objectives. The members of the Remuneration Committee are Messrs. Terence Coghlin, George Karageorgiou and Roger Haynes. Roger Haynes currently is the Chairman of the Remuneration Committee.

     Nominating/Governance Committee. The Company's Board of Directors anticipates appointing a Nominating/Governance Committee to assist the Board of Directors in the areas of membership selection, committee selection and rotation practices, evaluation of the overall effectiveness of the Board of Directors, and review and consideration of developments in corporate governance practices. The Nominating/Governance Committee will be brought for discussion and ratification at the next meeting of the Board of Directors. The proposed members of the Nominating/Governance Committee are Messrs. Terence Coghlin, George Karageorgiou and Thomas N. Amonett.

     Required Vote. Approval of Proposal One for each Director will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

                                  PROPOSAL TWO

                   RATIFICATION AND APPROVAL OF APPOINTMENT OF
                              INDEPENDENT AUDITORS

     The Board is submitting for ratification and approval at the Meeting the selection of Ernst & Young as the Company's independent auditors for the fiscal year 2003.

      Ernst & Young has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

     All services rendered by the independent auditors are subject to review by the Audit Committee.

     Required Vote. Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION AND APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE 2003 FISCAL YEAR. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH RATIFICATION AND APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

     The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, or personal contact. The Board of Directors may retain the services of Mellon Investor Services LLC, for soliciting proxies from those entities holding shares in street name.

EFFECT OF ABSTENTIONS

     Abstentions will not be counted in determining whether Proposals One or Two have been approved.

                                  OTHER MATTERS

     No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.


                                         By Order of the Directors

                                         Olga Lambrianidou
                                         Secretary


March 21, 2003
Athens, Greece

02509-0004 #395323